U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

__XX__    Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue.  See Instruction
1(b)

1.   Name and Address of Reporting Person         James W. Moseley
                                                  6210 Brook Shadow Drive
                                                  Greensboro, NC  27410

2.   Issuer Name and Ticker or Trading Symbol     Network Systems
                                                  International, Inc. (NESI)

3.   IRS Number of Reporting Person, if an
     Entity (Voluntary)

4.   Statement for Month, Year                    February, 2000

5.   If Amendment, Date of Original               N/A

6.   Relationship of Reporting Person to Issuer   Director
          (Check all applicable)

7.   Individual or Joint/Group Filing             __x__ Form filed by one
        (Check Applicable Line)                         Reporting Person
                                                  _____ Form filed by more than
                                                        one Reporting Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security                            Common Stock

2.   Transaction Date
     (Month/Day/Year)

3.   Transaction Code                             Code:
     (Instr. 8)

4.   Securities Acquired (A)                      Amount:
     or Disposed of (D)                           (A) or (D)
                                                  Price:

5.   Amount of Securities Beneficially
     Owned at End of Month                        594,622

6.   Ownership form:                              (D) D
     Direct (D) or Indirect (I)                   (I)

Nature of Indirect
Beneficial Ownership

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security                  N/A

2.  Conversion or Exercise Price of
    Derivative Security

3.  Transaction Date (Month/Day/Year)


4.  Transaction Code                             Code:
                                                 V:

5.   Number of Derivative Securities Acquired (A)
     Or Disposed of (D)

6.   Date Exercisable and Expiration Date        Date Exercisable:
     (Month/Day/Year)                            Expiration Date:

7.   Title and Amount of Underlying Securities   Title:
                                                 Amount of Number of Shares:
8.   Price of Derivative Security

9.   Number of Derivative Securities Beneficially
     Owned at End of Month

10.  Ownership form of Derivative Security:  Direct (D)
     Or Indirect (I)

11.  Nature of Indirect Beneficial Ownership


Signature of Reporting Person

/s/ James W. Moseley

James W. Moseley

Date:  March 9, 2000